MAR 2 9 2005



SECURMUSAI
Wa

05040253

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Annual Audited Report
Form X-17A-5
PART III

SEC FILE
8- 65414

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER: SVB ALLIANT

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

181 LYTTON AVENUE
(No. and Street)

PALO ALTO	CA	94301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CECILIA SHEA (408) 654-7735
(Area Code – Telephone Number)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2005
WASH, D.C.
185

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

55 SECOND STREET, SUITE 1400	SAN FRANCISCO	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 7 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



KPMG LLP
55 Second Street
San Francisco, CA 94105

Independent Auditors' Report

The Board of Directors
SVB Alliant:

We have audited the accompanying statement of financial condition of SVB Alliant (the Company) (a wholly owned subsidiary of Silicon Valley Bancshares) as of December 31, 2004, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of material controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



February 18, 2005

SVB ALLIANT

(Formerly Alliant Partners)

(A Wholly Owned Subsidiary of Silicon Valley Bancshares)

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents	$	13,803,649
Accounts receivable (net of allowance of $330,889)		597,495
Premises and equipment, net		1,096,426
Goodwill		35,637,616
Income taxes receivable		8,542,437
Deferred tax assets		16,146,876
Other assets		177,572
Total assets	$	76,002,071

Liabilities and Shareholder's Equity

Liabilities:		
Accrued incentive compensation and other liabilities	$	7,373,930
Total liabilities		7,373,930
Shareholder's equity:		
Capital stock, no par value. Authorized 100,000 shares; issued and outstanding 100 shares		111,032,784
Accumulated deficit		(42,404,643)
Total shareholder's equity		68,628,141
Total liabilities and shareholder's equity	$	76,002,071

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

SVB Alliant (the Company) is a wholly owned subsidiary of Silicon Valley Bancshares (the Parent). The Company was acquired by Silicon Valley Bank (the Bank) on September 28, 2001. The Company was subsequently sold by the Bank to the Parent on October 1, 2002 and the Bank's rights and obligations under the asset purchase agreement were assigned to and assumed by the Parent. The Company provides financial advisory services to corporate clients related primarily to mergers and acquisitions and private placements of capital.

The Company is registered as a U.S. broker-dealer in securities under the Securities Exchange Act of 1934 (the Act) and is subject to the regulations pertaining to the Act. The Company, a member of the National Association of Securities Dealers, is licensed in all 50 states and the District of Columbia. On April 22, 2004, Alliant Partners changed its name to SVB Alliant.

(a) Basis of Accounting

The Company maintains its accounts on the accrual basis of accounting.

(b) Revenue Recognition

Revenues earned on mergers and acquisitions advisory services are recognized when the Company has fully completed its contractual and regulatory obligations related to its engagements.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash balances due from banks and money market funds. The cash equivalents are readily convertible to known amounts of cash and present insignificant risk of changes in value due to maturity dates of 90 days or less. As of December 31, 2004, such cash equivalents amounted to $13,803,649. Included in cash equivalents were interest-bearing assets that earned an annualized yield of 1.52% on an average balance of $7,752,829.

(d) Premises and Equipment

Premises and equipment are reported at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the terms of the related leases, whichever is shorter. The maximum estimated useful lives by asset classification are as follows:

Leasehold improvements	10 years
Furniture and fixtures	3 years
Computer hardware	3 years
Computer software	3 years

(Continued)

We use a discounted future cash flows approach to value the reporting unit being evaluated for goodwill impairment. These estimates involve many assumptions, including expected results of operations, assumed discounts rates, and assumed growth rates for the reporting units. The discount rate used is based on standard industry practice, taking into account the expected equity risk premium, the size of the business, and the probability of the reporting unit achieving its financial forecasts. The implied fair value is determined by allocating the fair value of the reporting unit to all of the assets and liabilities of that unit, as if the unit had been acquired in a business combination and the fair value of the unit was the purchase price.

Events that may indicate goodwill impairment include significant or adverse changes in results of operations of the business, economic or political climate, an adverse action or assessment by a regulator, unanticipated competition, and a more likely than not expectation that a reporting unit will be sold or disposed of.

(g) Income Taxes

The Company's results are included in the consolidated federal income tax return and the combined California franchise tax return of Silicon Valley Bancshares and subsidiaries. Income taxes included in the accompanying financial statements have been allocated to the Company based on amounts computed as if the Company were to file a separate return. However, for purposes of computing the federal tax liability on a separate company basis, the Company only deducts its allocable share of CA taxes as determined in accordance with the rules and regulations of the State of California. Amounts for the current year are based upon estimates and assumptions as of the date of this report and could vary from amounts shown on the tax returns when filed.

The Company utilizes the asset and liability method of measuring tax expense and benefit. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established when management considers that it is more likely than not that deferred tax assets are not realizable.

(h) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(i) ***Share-Based Compensation***

The Company has elected to follow Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB No. 25), and related interpretations, to account for its employee stock options rather than the fair value accounting alternative allowed by SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*. APB No. 25 provides that compensation expense relative to the Company's employee stock options be measured based on the intrinsic value of the stock option. SFAS No. 123 as amended by SFAS No. 148 requires those companies that continue to follow APB No. 25 to provide pro forma disclosure of the impact of applying the fair-value method of SFAS No. 123.

The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and Financial Accounting Standards Board (FASB) Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation*.

The Parent's 1997 Equity Incentive Plan (See note 6. Employee Benefit Plans) provides for the granting of shares of the Parent's common stock to employees. Shares granted to employees under this plan may be subject to certain vesting requirements and resale restrictions (restricted stock). For restricted stock, unearned compensation equivalent to the market value of the Parent's common stock on the date of grant is charged to shareholder's equity of the Parent and amortized into the Company's shareholder's equity as expense over the vesting term.

If compensation cost related to both the Company's stock option awards to employees and cost related to the employee stock purchase plan had been determined under the fair-value method prescribed under SFAS No. 123, the Company's net income would have been the pro-forma amounts shown below for the year ended December 31, 2004:

Net loss as reported	$	(1,648,618)
Less total stock-based employee compensation expense determined under fair-value based method, net of tax		(257,000)
Pro forma net loss	$	(1,905,618)

(j) ***Recent Accounting Pronouncements***

In December 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment*, which is a revision of SFAS No. 123 and supersedes APB No. 25. SFAS No. 123(R) requires the Company to measure the cost of employee services received in exchange for an award of equity instruments using a fair-value method, and record such expense in its financial statements, for interim or annual reporting periods beginning after June 15, 2005. In addition, the adoption of SFAS No. 123(R) will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. The Company expects that the pro forma expense calculated under SFAS No. 123 (above) approximates the expense that will be recognized under SFAS No. 123(R).

(2) Business Combinations

On September 28, 2001, the Bank agreed to purchase the assets of the Company for a total of $100,000,000, due in several installments of cash and/or common stock. These installments are payable over four years between September 30, 2001 and September 30, 2005. As of September 30, 2004, the first four installments, which aggregated $90,666,667, have been paid in cash, and the remaining $9,333,333, which was discounted at prevailing forward market interest rates at the time of purchase of approximately 3.3%, is recorded as short-term debt, as a liability of the Parent.

In addition to the fixed purchase price, the founders of the Company received certain contingent purchase price payments including 75.0% of their pre-tax net income for the 12-month period ended September 28, 2002, which totaled approximately $2,500,000.

Furthermore, the agreement provided for the Bank to pay to the sellers an amount equal to 15 times the amount by which SVB Alliant's cumulative after-tax net income from October 1, 2002 to September 30, 2005 exceeds $26,500,000, provided that the aggregate amount of any deferred earn-out payment payable shall not exceed $75,000,000. The Company's cumulative after-tax net loss from October 1, 2002 through December 31, 2004 was $38,122,640.

The Bank also agreed to make retention payments aggregating $5,000,000 in equal annual installments on September 28, 2003, 2004, and 2005, of which one installment due on September 30, 2005 for $1,074,334 remains unpaid of which $675,118 is included in compensation and benefits expense in the statement of operations for the year ended of December 31, 2004.

The purchase price was allocated to the assets acquired and liabilities assumed, based on the estimated net fair values at the date of acquisition of approximately $500,000. The excess of purchase price over the estimated fair values of the net assets acquired was recorded as goodwill. The business combinations were recorded in accordance with SFAS No. 141.

On August 6, 2004, the Parent and the original founders of the Company agreed to release the Parent (and its relevant affiliates) from any prospective earn-out payments associated with the Company's after-tax net income, other than those associated with any change of control of the Parent. In exchange for the release of the earn-out payments, the Parent agreed to shorten the term of the non-compete agreements with certain founders of the Company.

(Continued)

Deferred tax assets (liabilities) consist of the following as of December 31, 2004:

Deferred tax assets:		
Depreciation and amortization	$	16,548,897
Accrued compensation		105,421
Allowance for bad debt		134,824
Other		13,373
Deferred tax assets		16,802,515
Deferred tax liabilities:		
Stock-based compensation		(343,933)
State income taxes		(311,706)
Deferred tax liabilities		(655,639)
Net deferred tax assets	$	16,146,876

(4) Related Party Transactions

In connection with the acquisition of the Company, the Parent is obligated to make a final retention payment of $1,233,333 (as adjusted for employee turnover as of December 31, 2004) on September 28, 2005. Retention compensation expense for the year ended December 31, 2004 of $632,209 was allocated to the Company and paid by the Parent through a capital contribution.

Upon the acquisition of the Company from the Bank (see Note 1), the Parent assumed the liability for the $28,000,000 due to the Sellers. Of this, $9,333,333 was paid on September 2003 and 2004 and the remaining $9,333,333 remains on the Parent's books as of December 31, 2004. This amount will be paid out in September 2005.

The Company reimbursed the Bank $1,778,800 for expenses paid by the Bank on the Company's behalf for the year ended December 31, 2004. These expenses were a combination of occupancy expense of $345,900 other general and administrative expense of $646,800, and indirect costs of $786,100. Indirect costs were based on a percentage of Bank employee time dedicated to Company activities. As of December 31, 2004, there was no amount due to the Bank related to these expenses.

The Company maintains non-interest bearing cash accounts with the Bank. The balance in these accounts were $2,111,683 as of December 31, 2004.

(5) Employee Benefit Plans

Employees of the Company are eligible to participate in the following Plans sponsored by the Bank:

- Incentive Compensation – Mergers and Acquisitions
- Incentive Compensation – Private Capital

(Continued)

- Equity Incentive Plan
- Silicon Valley Bank 401(k) and Employee Stock Ownership Plan (ESOP)
- Employee Stock Purchase Plan (ESPP)
- Employee Home Ownership Plan (EHOP)

(a) Incentive Compensation – Mergers and Acquisitions

The Company pays incentive compensation to the Mergers and Acquisitions teams on a semi-annual basis. This incentive compensation is determined by deducting the salaries and benefits of the mergers and acquisitions professionals for a semi-annual period from 50% of the mergers and acquisitions revenues for that period. The incentive compensation expense for 2004 for the Mergers and Acquisitions group was $6,331,859.

(b) Incentive Compensation – Private Capital

The Company pays incentive compensation to the Private Capital team on a semi-annual basis, based on 50% of Private Capital revenues. The incentive compensation expense for 2004 for Private Capital was $407,500.

(c) Equity Incentive Plan

The Parent's 1997 Equity Incentive Plan (the 1997 Plan) has been approved by the stockholders of the Parent. The 1997 Plan provides for the grant of incentive stock options to employees and nonstatutory stock options, stock appreciation rights, restricted stock purchase awards, stock bonuses, and restricted stock units (collectively Stock Awards) to employees.

The 1997 Plan provides a means by which selected employees of the Company may be given an opportunity to purchase Common Stock of the Parent or receive cash based on stock appreciation. The Company, by means of the 1997 Plan, seeks to retain the services of persons who are now employees, to secure and retain the services of new employees, and to provide incentives for such persons to exert maximum efforts for the success of the Company.

(Continued)

The table below provides stock option information pertaining to the Company as issued under the Parent's 1997 Plan:

	2004	
	Shares	**Weighted average exercise price**
Outstanding at January 1	33,500	$ 20.964
Granted	91,250	37.266
Exercised	(5,000)	8.938
Forfeited	(8,000)	35.540
Outstanding at December 31	111,750	33.770
Exercisable at December 31	25,375	22.707

The following table summarizes information about stock options outstanding to employees of the Company as of December 31, 2004:

	Options outstanding			Options exercisable	
Ranges of exercise prices	**Number outstanding**	**Weighted average remaining contractual life in years**	**Weighted average exercise price**	**Number exercisable**	**Weighted average exercise price**
$ 12.281-23.688	15,000	5.13	$ 19.886	15,000	$ 19.886
26.000-26.000	2,500	6.88	26.000	1,875	26.000
26.063-26.063	10,000	6.20	26.063	7,500	26.063
31.290-33.688	1,000	5.80	33.688	1,000	33.688
35.540-35.540	52,500	6.31	35.540	—	—
36.300-36.300	3,000	6.45	36.300	—	—
37.260-37.260	3,000	6.51	37.260	—	—
37.950-37.950	1,000	6.42	37.950	—	—
40.200-40.200	3,750	6.84	40.200	—	—
42.050-42.050	20,000	6.91	42.050	—	—
12.281-42.050	111,750	6.29	33.770	25,375	22.707

At December 31, 2004, options for 1,449,778 shares of Parent equity were available for future grant under the 1997 Plan.

In 2004, 61,500 shares of restricted stock were issued to the Company employees at a weighted average fair value of $33.837 per share. At December 31, 2004, there were 63,752 shares of restricted stock outstanding to employees of the Company and the vesting of these shares occurs at various dates through 2008.

(Continued)

The Company recognized $894,905 in employee stock-based compensation costs resulting from the amortization of unearned compensation related to restricted stock, stock options, and other miscellaneous employee stock awards during 2004.

The weighted average fair value of options granted to employees of the Company was $12.86 per share in 2004 had compensation cost related to both the Company's stock option awards to employees and directors and to the ESPP been determined under the fair-value method prescribed under SFAS No. 123.

The fair value of the stock option grants in 2004 used in determining the pro forma net income amount was estimated using the Black-Scholes option-pricing model with the following assumptions:

	Year ended December 31, 2004
Dividend yield	0.0%
Expected life of options in years	5.0%
Expected volatility of the Parent's underlying common stock	31.6%
Expected risk-free interest rate	3.8%

The expected volatility of the Parent's underlying common stock was calculated using a one-year term. The expected risk-free interest rate is equal to the average 5-year yield on Treasury Securities as reported to the Federal Reserve Bank of New York which is commensurate with the expected life of the options.

(d) ***401(k) and Employee Stock Ownership Plan***

The Silicon Valley Bank 401(k) and Employee Stock Ownership Plan (the Plan) is a combined 401(k) tax-deferred savings plan and employee stock ownership plan (ESOP) in which all employees of the Bank and its affiliates are eligible to participate. Employees participating in the 401(k) component of the Plan may elect to have a portion of their salary deferred and contributed to the Plan. The Company matches up to 5% of an employee's deferral salary in any plan year, with the Company's matching contribution vesting immediately. The Company expense related to the 401(k) and ESOP Plan for the year ended December 31, 2004 was $479,593.

Discretionary ESOP contributions, based on the consolidated pre-tax income, are made by the Parent to all eligible individuals employed by the Parent on the last day of the fiscal year. The Parent may elect to contribute cash, or Parent common stock, in an amount not exceeding 10% of the eligible employee's base salary earned in the fiscal year, less IRC Section 401(k) and Section 125 deferrals. The ESOP contributions vest in equal annual installments over five years. The ESOP expense for the year ended December 31, 2004 was $262,019.

(Continued)

(e) ***ESPP***

The Parent maintains an employee stock purchase plan under which participating employees may annually contribute up to 10% of their gross compensation to purchase shares of the Parent's common stock. The purchase price is at 85% of the Parent's fair market value not to exceed $25,000 at either the beginning or end of each six-month offering period, whichever price is less. All employees of the Company are eligible to participate in the Parent's ESPP. The ESPP is noncompensatory to the employees and results in no expense to the Company in accordance with APB No. 25. For the first six-month offering period of 2004, 4,151 shares of the Parent's common stock were issued at $31.314 per share, while 3,259 shares of the Parent's common stock were issued at $33.32 per share for the second six-month offering period of 2004. At December 31, 2004, a total of 1,099,945 shares of the Parent's common stock were reserved for future issuance under the ESPP.

Compensation expense related to the ESPP, used in determining the pro forma net income was equal to the difference between the fair value of the Parent's common stock when issued under the ESPP and the actual price paid by employees to acquire the common stock.

(f) ***EHOP***

In 2002, the Bank approved a benefit plan, the Employee Home Ownership Plan (EHOP), which provides for the issuance of mortgage loans to eligible employees, including certain employees at the Company, at favorable interest rates. Eligible employees may apply for a fixed rate mortgage on their primary residence, which is amortized over 30 years and is due and payable in 5 or 7 years. Applicants must qualify for a loan through the usual mortgage review and approval process, which is typical of industry standards. The maximum loan amount cannot be greater than 80% of the lesser of the purchase price or the appraised value. The interest rate on the note is written at the then market rate of 5-year (5/1) or 7-year (7/1) mortgage loans as determined by the Bank. However, provided that the applicant continues to meet all of the eligibility requirements, including employment at the Company, the actual rate charged to the borrower shall be approximately 2.0% below the market rate. The loan rate shall not be less than 25 basis points over the greater of either the five-year Treasury Note rate or the monthly Applicable Federal Rate for medium term loans as published by the IRS. The Loan Rate will be fixed at the time of approval and locked for 30 days. At December 31, 2004, total EHOP loans of approximately $3,776,000 were outstanding from the Bank to employees of the Company. The EHOP expense for the year ended December 31, 2004 was $87,692.

(Continued)

(6) Commitments and Contingencies

(a) Operating Leases

The Company is obligated under operating leases for premises and equipment that will expire at various dates through 2011. Aggregate lease payments as of December 31, 2004 are as follows:

Year ending December 31:		
2005	$	863,370
2006		889,274
2007		915,954
2008		943,431
2009		971,729
Thereafter		1,659,680
	$	6,243,438

Rent expense for premises leased under operating leases totaled $933,862 for the year ended December 31, 2004.

(b) Legal Matters

The Company is subject to various pending and threatened legal actions, which arise in the normal course of business. In the opinion of management, the disposition of claims currently pending and threatened will not have a material adverse effect on the Company's financial position or results of operations.

(7) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. As of December 31, 2004, the Company had net capital, as defined by SEC Uniform Net Capital Rule 15c3-1, of $6,161,319 which was $5,669,478 in excess of its required net capital of $491,841. The Company's ratio of aggregate indebtedness to net capital was 1.20 to 1 as of December 31, 2004.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

The Company received capital contribution from the Parent in the amount of $7,000,000 on April and June 2004.